UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) _X__

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Veronica Rayo Citibank, N.A. 388 Greenwich St. New York, NY 10013 (713) 693-6683 (Name, address and telephone number of agent for service)

CNH Equipment Trust 2026-B (Exact name of obligor as specified in its charter)

Delaware	42-6723726
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Wilimington Trust Company 1100 North Market Street Wilmington, DE	19890
(Address of principal executive office)	(Zip Code)

Copies To:
Jeffrey J. Molinski General Counsel CNH Industrial Capital, LLC 1 CNH Way Waterford, WI 53185 Tel: (262) 234-0807	Mark Michigan Greenberg Traurig, LLP 2200 Ross Avenue, Suite 5200 Dallas, TX 75201 Tel: (214) 665-3692

Asset - Backed Notes

(Title of the indenture securities)

Item 1.	General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2025 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 14th day of May, 2026.

CITIBANK, N.A.

By	/s/ Veronica Rayo
Veronica Rayo
Vice President

EXHIBIT 7

REPORT OF CONDITION OF CITIBANK, N.A.

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries

	December 31,
In millions of dollars	2025	2024
Assets
Cash and due from banks (including segregated cash and other deposits)	$23,717	$22,782
Deposits with banks, net of allowance	325,862	253,750
Securities borrowed and purchased under agreements to resell (including $206,110 and $140,855 as of December 31, 2025 and 2024, respectively, at fair value), net of allowance	356,195	274,062
Brokerage receivables, net of allowance	62,679	50,841
Trading account assets (including $228,816 and $193,291 pledged to creditors as of December 31, 2025 and 2024, respectively)	537,139	442,747
Investments:
Available-for-sale debt securities (including $4,931 and $5,389 pledged to creditors as of December 31, 2025 and 2024, respectively)	246,720	226,876
Held-to-maturity debt securities, net of allowance (fair value of which is $179,520 and $224,410 as of December 31, 2025 and 2024, respectively) (includes $70 and $0 pledged to creditors as of December 31, 2025 and 2024, respectively)	189,831	242,382
Equity securities (including $921 and $578 as of December 31, 2025 and 2024, respectively, at fair value)	7,678	7,399
Total investments	$444,229	$476,657
Loans:
Consumer (including $51 and $281 as of December 31, 2025 and 2024, respectively, at fair value)	408,533	393,102
Corporate (including $6,804 and $7,759 as of December 31, 2025 and 2024, respectively, at fair value)	343,697	301,386
Loans, net of unearned income	$752,230	$694,488
Allowance for credit losses on loans (ACLL)	(19,247)	(18,574)
Total loans, net	$732,983	$675,914
Goodwill	19,098	19,300
Intangible assets (including MSRs of $759 and $760 as of December 31, 2025 and 2024, respectively)	4,284	4,494
Premises and equipment, net of depreciation and amortization	33,339	30,192
Other assets (including $15,840 and $13,703 as of December 31, 2025 and 2024, respectively, at fair value), net of allowance	117,677	102,206
Total assets	$2,657,202	$2,352,945

Statement continues on the next page.

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries
(Continued)
	December 31,
In millions of dollars, except shares and par value per share amounts	2025	2024
Liabilities
Deposits (including $4,222 and $3,608 as of December 31, 2025 and 2024, respectively, at fair value)	$1,403,573	$1,284,458
Securities loaned and sold under agreements to repurchase (including $199,422 and $49,154 as of December 31, 2025 and 2024, respectively, at fair value)	348,098	254,755
Brokerage payables (including $5,492 and $5,207 as of December 31, 2025 and 2024, respectively, at fair value)	74,836	66,601
Trading account liabilities	162,798	133,846
Short-term borrowings (including $21,567 and $12,484 as of December 31, 2025 and 2024, respectively, at fair value)	51,878	48,505
Long-term debt (including $130,726 and $112,719 as of December 31, 2025 and 2024, respectively, at fair value)	315,827	287,300
Other liabilities, plus allowances	86,370	68,114
Total liabilities	$2,443,380	$2,143,579
Stockholders’ equity
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: as of December 31, 2025 —802,000 and as of December 31, 2024—714,000, at aggregate liquidation value	$20,050	$17,850
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: as of December 31, 2025 —3,099,752,593 and as of December 31, 2024—3,099,719,006	31	31
Additional paid-in capital	108,452	109,117
Retained earnings	215,128	206,294
Treasury stock, at cost: December 31, 2025—1,352,205,592 shares and December 31, 2024— 1,222,647,540 shares	(89,473)	(76,842)
Accumulated other comprehensive income (loss) (AOCI)	(41,897)	(47,852)
Total Citigroup stockholders’ equity	$212,291	$208,598
Noncontrolling interests	1,531	768
Total equity	$213,822	$209,366
Total liabilities and equity	$2,657,202	$2,352,945

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

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